

Mail Stop 6010

January 21, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. David R. Bethune
Chief Executive Officer
Zila, Inc.
5227 North 7th Street
Phoenix, AZ   85014-2800

> **Re: Zila, Inc.**
> **Form 10-K for the fiscal year ended July 31, 2008**
> **Filed October 6, 2008**
> **File No. 0-17521**

Dear Mr. Bethune:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2008

Note 1. Nature of Business Activities, Basis of Presentation and Summary of Significant Accounting Policies, page F-8

-Restatement, page F-9

1.   We note that you restated your statement of operations for fiscal 2007 as a result of an error in the tax expense reported for your discontinued operations. We further note that this restatement had a significant impact on your reported loss from continuing operations and loss from continuing operations per share. Please address the following:

- Tell us when you discovered the error and how you considered the requirements of Item 4.02 of Form 8-K.

- Please have your auditors tell us how they considered the requirements of AU 420.12. As appropriate, your auditors should consider whether a revision to the audit report is necessary.

-Goodwill and Other Intangible Assets, page F-12

2.   Please tell us and revise this note in future filings to disclose in greater detail how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

- Disclose the number of reporting units that you have identified pursuant to paragraph 30 of SFAS 142.

- Discuss the two-step impairment testing that you perform pursuant to paragraphs 19-22 of SFAS 142.

- Disclose each of the valuation methodologies used to value goodwill. If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for that weighting.

- Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

3.   We note your disclosure here that you perform your goodwill impairment testing in your fourth fiscal quarter and that you determined that there was no impairment of your goodwill as of the fourth quarter of 2008. However, we note that your market capitalization has declined significantly since the end of the second quarter of fiscal year 2008 and that your market capitalization has been significantly below the book value of your equity for each of the third and fourth quarters of fiscal year 2008. Please address the following:

- Tell us and revise future filings to disclose the results of the first step of your goodwill impairment test. To the extent that you are required to perform the second step of the impairment test, you should disclose that fact.

- In light of the significant discrepancy between your market capitalization as of July 31, 2008 (approximately $2.7 million) and the book value of your equity as of July 31, 2008 ($33.3 million), please explain to us how you determined that your goodwill was not impaired. In this regard, provide us with a summary of the results of your goodwill impairment evaluation. Please note that we may have further comments upon reviewing your response.

4.   With respect to your other intangible assets, please tell us if you determined that impairment testing was required and your basis for that conclusion. We may have further comment upon reviewing your response.

Note 8. Debt – Private Placements, page F-22

5.   We note your disclosure of a discount to the Secured Notes of $4.4 million, "which represented the difference between the effective conversion price and the fair value of [y]our common stock, multiplied by the number of shares into which the Secured Notes are convertible." Please show us how you calculated the $4.4 million beneficial conversion.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief